1-14932

3-1-02

02026546

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock Exchange release 25 March, 2002 at 11:00 am

UPM-KYMMENE'S FINANCIAL REPORTING IN 2003

In 2003, UPM-Kymmene Corporation will publish the following financial reports:

The year 2002 financial results on 30 January, 2003
Interim Review from January to March 2003 on 23 April, 2003
Interim Review from January to June 2003 on 29 July, 2003
Interim Review from January to September 2003 on 23 October, 2003.

The 2002 Annual Report will be published on week beginning 10 March, 2003.
UPM-Kymmene Corporation will hold its Annual General Meeting on 19 March, 2003.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2002

UPM-KYMMENE CORPORATION

By: ______________________
Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations